Filed Pursuant to Rule 433

Registration Statement Nos. 333-239060, 333-239060-01,

333-239060-02, 333-239060-03, and 333-239060-4

Amcor UK Finance plc

€500,000,000 1.125% Senior Notes due 2027

With full and unconditional guarantees
as to payment of principal and interest by each of
Amcor plc
Amcor Finance (USA), Inc.
Amcor Pty Ltd
Bemis Company, Inc.

Pricing Term Sheet – June 16, 2020

Issuer:	Amcor UK Finance plc
Guarantors:	Amcor plc, Amcor Finance (USA), Inc., Amcor Pty Ltd, Bemis Company, Inc.
Expected Ratings*:	Baa2 (Stable) (Moody’s) / BBB (Stable) (S&P)
Principal Amount:	€500,000,000
Ranking:	Senior Unsecured
Format:	SEC Registered Global Notes
Trade Date:	June 16, 2020
Settlement Date**:	June 23, 2020 (T+5)
Maturity Date:	June 23, 2027
Benchmark Bund:	DBR 0.25% due February 15, 2027
Spread to Benchmark Bund:	+180.1 bps
Benchmark Bund Price:	105.71%
Mid-Swap Yield:	-0.237%
Spread to Mid-Swap Yield:	+145 bps
Re-Offer Yield:	1.213%
Coupon:	1.125% per annum
Re-Offer Price:	99.413%
Fees:	35 basis points
All-in Price:	99.063%
Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Annually on June 23 of each year, commencing June 23, 2021
Optional Redemption:	Make-Whole Call: Bund+30 bps at any time before April 23, 2027 Par call at any time on or after April 23, 2027
Day Count Convention:	Actual / Actual (ICMA)
Listing:

We intend to apply to list the Notes on the New York Stock Exchange (the “NYSE”).  The listing application will be subject to approval by the NYSE. We expect trading in the Notes on the NYSE to begin within 30 days after the original issue date of the Notes. If such listing is obtained, we will have no obligation to maintain such listing, and we may delist any Notes at any time.

Target Market:

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom

ISIN / Common Code / CUSIP:	XS2193669657 / 219366965 / 0234EVAA9
Settlement and Trading:	Through the facilities of Euroclear and Clearstream
Denominations:	Minimum of €100,000 with increments of €1,000 thereafter
Governing Law:	New York
Global Coordinator and Joint Book Running Manager:	J.P. Morgan Securities plc
Joint Book Running Managers:	BNP Paribas HSBC Bank plc MUFG Securities (Europe) N.V. Citigroup Global Markets Limited Merrill Lynch International Wells Fargo Securities International Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  Credit ratings in respect of Amcor UK Finance plc may be made available only to a person (x) who is not a “retail client” within the meaning of section 761G of the Corporations Act and is also a sophisticated investor, professional investor or other investor in respect of whom disclosure is not required under Part 6D.2 or 7.9 of the Corporations Act, and (y) who is otherwise permitted to receive credit ratings in accordance with applicable law in any jurisdiction in which the person may be located.

**Note: We expect that delivery of the Notes will be made to investors on or about June 23, 2020, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to two business days before the date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

MIFID II professionals/ECPs only / No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or United Kingdom. Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus, dated June 16, 2020 (the “Preliminary Prospectus”) with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at +44-207-134-2468.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

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